UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Hoehl, Robert H.
   P.O. Box 1070
   40 IDX Drive

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   12/26/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Chairman Of The Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities
Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed
of (D)            Securities         Indirect
                                              Date        Code
A               Beneficially   D   Beneficial
                                              (Month/
or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount
D  Price        End of Month   I
--------------------------------------------------------------------------------
----------------------------------------------------
Common Stock                                  11/15/02    G    V   1,200,000.00
(D                              D  Direct
                                                                   1)
Common Stock                                  12/12/02    G    V   1,031,411.00
(D                              D  Direct
                                                                   2)
Common Stock                                  12/12/02    G    V   1,250,000.00
(D                              D  Direct
                                                                   3)
Common Stock                                  12/23/02    J        219,383.00
(4)A                              D  Direct
Common Stock                                  12/23/02    J        219,383.00
(5)D               0.00           D  Direct
Common Stock                                  12/12/02    G    V   1,031,411.00
A                              I  by FLITE Trust (6

)
Common Stock                                  12/23/02    J        219,383.00
A               1,250,794.00   I  by FLITE Trust (7

)
Common Stock
666,537.00     I  by Trust
Common Stock                                  12/23/02    J        219,383.00
(8)D               980,617.00     I  by Trust-RHHGRAT1

201

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1 through 6)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number
of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action
Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or
Disposed of (D)
                               Derivative
                               Security                       Code  V   A
D                Exercisable  Expiration
--------------------------------------------------------------------------------
----------------------------------------------------
Director Stock Option-Common   $16.8750
09/15/01     12/19/10
Stock (right to buy)
Director Stock Option-Common   $17.7500
05/20/03     05/20/12
Stock (right to buy)
Director Stock Option-Common   $17.8000
05/21/02     05/21/11
Stock (right to buy)
Director Stock Option-Common   $12.6100
12/03/01     12/03/11
Stock (right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1,3 and 7 through 11)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying
of Deri-    Derivative        Indirect
                               Date      Securities
vative      Securities    D   Beneficial
                                                                        Amount
or     Security    Beneficially  or  Ownership
                                                                        Number
of                 Owned at      I
                  -                      Title                          Shares
End of Month
--------------------------------------------------------------------------------
----------------------------------------------------
Director Stock Option-Common             Common Stock                   2,382.00
2,382.00      D   Direct
Stock (right to buy)
Director Stock Option-Common             Common Stock                   4,508.00
4,508.00      D   Direct
Stock (right to buy)
Director Stock Option-Common             Common Stock                   3,371.00
3,371.00      D   Direct
Stock (right to buy)
Director Stock Option-Common             Common Stock                   1,587.00
1,587.00      D   Direct
Stock (right to buy)

Explanation of Responses:

(1)
1,200,000 shares were previously reported as directly beneficially owned by the reporting person, but were contributed to a grantor retained annuity trust on November 15, 2002 whereby the reporting person's son is trustee. Such trust is referred to as the "Robert
 F. Hoehl, Trustee of the Robert H. Hoehl 2002 Grantor Retained Annuity Trust U/A 10/11/02."
(2)
1,031,411 shares were previously reported as directly beneficially owned by the reporting person and were contributed to a FLITE Tru st on December 12, 2002, of which trust, the reporting person's spouse is trustee. Such trust is referred to as the "Cynthia K. Hoe hl, Trustee of the Robert H. Hoehl FLITE Trust U/A 12/12/01."
(3)
1,250,000 shares were previously reported as directly beneficially owned by the reporting person, but were contributed to a FLITE Tr ust on December 12, 2002 whereby the reporting person's son is trustee. Such trust is referred to as the "John M. Hoehl, Trustee of the Robert H. Hoehl FLITE Trust U/A 11/20/02."
(4)
The reporting person was distributed 219,383 shares as a first annuity distribution from a certain grantor retained annuity trust as beneficiary. Such trust is referred to as the "Cynthia K. Hoehl, Trustee of the Robert H. Hoehl Grantor Retained Annuity Trust U/A
 12/12/01."
(5)
On December 23, 2002, the reporting person contributed the annuity distribution of 219,383 shares to a certain FLITE Trust whereby t he reporting person's spouse is trustee. Such trust is referred to as the "Cynthia K. Hoehl, Trustee of the Robert H. Hoehl FLITE T
rust U/A 12/12/01."
(6)
1,031,411 shares were previously reported as directly beneficially owned by the reporting person and were contributed to a FLITE Tru st on December 12, 2002, of which trust, the reporting person's spouse is trustee. Such trust is referred to as the "Cynthia K. Hoe hl, Trustee of the Robert H. Hoehl FLITE Trust U/A 12/12/01."
(7)
On December 23, 2002, the reporting person distributed 219,383 shares to a certain FLITE trust, of which trust, the reporting person
's spouse is the trustee. Such trust is referred to as the "Cynthia K. Hohel, Trustee of the Robert H. Hoehl FLITE Trust U/A 12/12/
01."
(8)
The reporting person's spouse is trustee of a certain grantor annuity trust and such trust is referred to as the "Cynthia K. Hoeh, T rustee of the Robert H. Hoehl Grantor Retained Annuity Trust U/A 12/12/01." On December 23, 2002, the trustee of such GRAT made th e first annuity distribution of 219,383 shares to the reporting person, who is the beneficiary of such GRAT. The reporting person d irected the trustee to make the annuity distribution to a certain FLITE Trust. Such trust is referred to as the "Cynthia K. Hoehl, Trustee of the Robert H. Hoehl FLITE Trust U/A 12/12/01."

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-fact
    For: Robert H. Hoehl
DATE 12/26/02